FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

D. MEDICAL INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

7 Zabotinsky St.
Moshe Aviv Tower
Ramat-Gan 52520
Israel
+972 (3) 611-4514
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, address, including zip code and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Information contained in this Form 6-K

                On January 2, 2011, D. Medical Industries Ltd. ("D. Medical") issued a press release further to its press release of November 1, 2010, announcing the execution by NextGen Biomed Ltd., a subsidiary of D. Medical, of a definitive agreement for the purchase of two privately held Israeli companies engaged in the functional food and beverages industry.

This Form 6-K is being incorporated by reference into D. Medical’s Registration Statements on Form S-8 (File No. 333-171435).

Exhibits

Exhibit 99.1
Press release, dated January 2, 2011, announcing the execution by NextGen Biomed Ltd., a subsidiary of the registrant, of a definitive agreement for the purchase of two privately held Israeli companies engaged in the functional food and beverages industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D. Medical Industries Ltd.

Date: January 3, 2011	By:	/s/ Amir Loberman
Amir Loberman
Chief Financial Officer